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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  AVIDYN, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   053678 10 8
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                                 (CUSIP Number)

      Stephanie L. McVay, 16980 Dallas Parkway, Ste. 120, Dallas, TX 75248
                                 (972) 447-6447
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    12/19/01
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.              053678 10 8

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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).

        John Ward Hunt

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)   N/A

        (b)   X

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     3. SEC Use Only

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     4. Source of Funds (See Instructions)    OO

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)

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     6. Citizenship or Place of Organization  USA

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                      7. Sole Voting Power       1,565,807
Number of
Shares              -----------------------------------------------------------
Beneficially
Owned by              8. Shared Voting Power
Each
Reporting           -----------------------------------------------------------
Person With
                      9. Sole Dispositive Power  1,565,807

                    -----------------------------------------------------------

                     10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,565,807

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)  43.3%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
                  IN

ITEM 1: SECURITY AND ISSUER

AVIDYN, Inc. common stock, $0.01 par value; AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248

ITEM 2: IDENTITY BACKGROUND

(a)      John Ward Hunt

(b)      5103 Southbrook Drive, Dallas, TX 75209

(c) Chairman of the Board, AVIDYN, Inc., 16980 Dallas Parkway, Suite 120, Dallas, TX 75248

(d)      No

(e)      No

(f)      USA

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Answer Partnership, Ltd. distributed its 1,448,107 shares of the Company's common stock to it two partners, J. Ward Hunt and Lynn S. Hunt. Mr. Hunt received 1,424,937 shares of the Company's common stock and Mrs. Hunt received 23,170 shares of the Company's common stock. Mr. Hunt then transferred 176,630 shares of the Company's common stock and Mrs. Hunt transferred 23,370 shares of the Company's common stock to WLH Family Investments, Ltd. (the "Partnership"). The partners are comprised of Mr. Hunt, as Managing Partner, Mrs. Hunt, a general partner and a trust of the benefit of Mr. and Mrs. Hunt's children as limited partners. Mr. Hunt also owns an additional 65,807 share of the Company's common stock.

ITEM 4: PURPOSE OF TRANSACTION

See Item 3.

(a)      None

(b)      None

(c)      None

(d)      None

(e)      None

(f)      None

(g)      None

(h)      None

(i)      None

(j)      None

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(a) John Ward Hunt owns 1,365,807 shares of AVIDYN, Inc. common stock, representing 37.7% of the outstanding shares and WLH Family Investments, Ltd. owns 200,000 shares of AVIDYN, Inc. common stock, representing 5.5% of the outstanding shares.

(b) J. Ward Hunt has sole voting power and sole dispositive power for the 1,365,807 shares of AVIDYN, Inc. common stock held in his name. J. Ward Hunt, as managing partner for the WLH Family Investments, Ltd., has sole voting power and sole dispositive power for the 200,000 shares of AVIDYN, Inc. common stock held by WLH Family Investments, Ltd

(c)      None

(d)      None

(e)      N/A

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

300,000 shares of AVIDYN, Inc. common stock is pledged to A.G. Edwards to secure a margin account held in the name of Mr. Hunt.

Mr. Hunt has executed a promissory note and obtained a revolving line of credit with a borrowing limit equal to $1,200,000 from First Merchantile Bank. The note bears interest at a variable rate equal to 1.25% over prime. Mr. Hunt is required to pay accrued interest on the principal of the note on a quarterly basis with a final payment of unpaid principal and accrued interest due and payable on September 9, 2002. The note is secured by a commercial pledge and security agreement wherein Mr. Hunt pledged 1,000,000 shares of AVIDYN common stock as security for the bank. Mr. Hunt retains the right to vote the Common Stock for so long as no default has occurred under the Note or the Pledge Agreement. Mr. Hunt is currently in compliance with the terms of the Note and the Pledge Agreement. Although Mr. Hunt intends to comply with the terms of the Note and Pledge Agreement, any inability or failure by Mr. Hunt to comply with the terms of the Note and Pledge Agreement may result in the Bank foreclosing on the pledged shares of Common Stock which it may be required to sell under current federal banking regulations.

The Partnership is a Texas limited partnership that is owned by J. Ward Hunt, Chairman of the Board of AVIDYN, Lynn Skipworth Hunt, and a trust for the benefit of Mr. and Mrs. Hunt's children. Mr. and Mrs. Hunt each own a small general partnership interest and the trust owns remainer of the partnership as a limited partner. Mr. Hunt controls the day-to-day management of the Partnership.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date 12/27/01

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Signature

   /s/ J. Ward Hunt

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Name/Title  J. Ward Hunt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)